UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
       Washington, D.C.  20549

       SCHEDULE 13D
       Under the Securities Exchange Act of 1934
                            (Amendment No. 9)

Vertical Communications, Inc.
_____________________________________________________________________________
          (Name of Issuer)

       Common Stock, $ .01 Par Value
              _________________________________________________
       (Title of Class of Securities)

04314L205
              _________________________________________________
                            (CUSIP Number)

       with a copy to:
       Austin W. Marxe				Allen B. Levithan, Esq.
       527 Madison Avenue, Ste 2600		Lowenstein Sandler PC
       New York, New York 10022		65 Livingston Avenue
                   Roseland, N.J. 07068
         (973) 597-2424
               ________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2008
__________________________________________________
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No.   04314L205

1.	Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):
Austin W. Marxe and David M. Greenhouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	[    ]	 	Not Applicable
(b)	[    ]

3.	SEC Use Only

4.	Source of Funds (See Instructions):  00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization:	    United States

Number of			7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:             29,444,519*
Owned by
Each Reporting		9.	Sole Dispositive Power:	*
Person With			10.	Shared Dispositive Power:      29,444,519*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
29,444,519*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):		               Not Applicable

13.	Percent of Class Represented by Amount in Row (11):    39.7% *

14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 1,331,682 shares of Common Stock, 454,149 warrants to purchase Common Stock, 425 shares of Preferred Stock convertible into 801,887 shares of Common Stock and a $125,881 Corporate Bond convertible into 126 Preferred Shares convertible into 2,517,620 Common Shares owned by Special Situations Cayman Fund, L.P., 338,439 shares of Common Stock, 107,477 Warrants to purchase Common Stock, 100 shares of Preferred Stock convertible into 188,679 shares of Common Stock and a $22,291 Corporate Bond convertible into 22 Preferred Shares convertible into 445,820 Common Shares owned by Special Situations Fund III, L.P., 3,850,659 shares of Common Stock, 1,329,112 Warrants to purchase Common Stock, 1,250 shares of Preferred Stock convertible into 2,358,491 shares of Common Stock and a $367,842 Corporate Bond convertible into 368 Preferred Shares convertible into 7,356,840 Common Shares owned by Special Situations Fund III QP, L.P., 1,300,086 shares of Common Stock, 452,873 Warrants to purchase Common Stock, 425 shares of Preferred Stock convertible into 801,887 shares of Common Stock and a $124,213 Corporate Bond convertible into 124 Preferred Shares convertible into 2,484,260 Common Shares owned by Special Situations Private Equity Fund, L.P., 124,922 shares of Common Stock, 51,646 Warrants to purchase Common Stock, 50 shares of Preferred Stock convertible into 94,340 shares of Common Stock and a $13,110 Corporate Bond convertible into 13 Preferred Shares convertible into 262,200 Common Shares owned by Special Situations Technology Fund, L.P., 686,849 shares of common stock, 258,364 Warrants to purchase Common Stock,250 shares of Preferred Stock convertible into 471,698 shares of Common Stock and a $68,727 Corporate Bond convertible into 69 Preferred Shares convertible into 1,374,540 Common Shares owned by Special Situation Technology Fund II, L.P.. See Items 2 and 5 of this
Schedule 13D for additional information.

Item 1.	Security and Issuer.
This schedule relates to the common stock, preferred stock and warrants of Vertical Communications, Inc. (formerly Artisoft, Inc.) (the ?Issuer?). The Issuer?s principal executive officers are located at 10 Canal Park, Ste 602, Cambridge, MA 02141-2250


Item 2.	Identity and Background.
The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of and investment adviser to Special Situations Fund III, L.P. (?SSF3?) and the general partner of Special Situations Fund III QP, L.P. (?SSFQP?). Marxe and Greenhouse are also members of MG Advisers, L.L.C. (?MG?), the general partner of Special Situations Private Equity Fund, L.P. (?SSPE?) and members of LS Advisers, L.L.C. (?LSA?), the general partner of Special Situations Technology Fund, L.P. (?Technology?) and Special Situations Technology Fund II, L.P. (?Tech2?). AWM also serves as the
investment adviser to SSFQP, SSPE, Technology and Tech2.   (SSF3, SSFQP,
Cayman, SSPE, Technology and Tech2 will hereafter be referred to as, the ?Funds?).

The principal office and business address of the Reporting Persons, 527 Madison Avenue, Suite 2600, New York NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.




Item 5.	Interest in Securities of the Issuer.

Cayman owns 1,331,682 shares of Common Stock, 454,149 warrants to purchase Common Stock, 425 shares of Preferred Stock convertible into 801,887 shares of Common Stock and a $125,881 Corporate Bond convertible into 126 Preferred Shares convertible into 2,517,620 Common Shares, or 9.1% of the shares outstanding, SSF3 owns 338,439 shares of Common Stock, 107,477 Warrants to purchase Common Stock, 100 shares of Preferred Stock convertible into 188,679 shares of Common Stock and a $22,291 Corporate Bond convertible into 22 Preferred Shares convertible into 445,820 Common Shares, or 2.0% of the shares outstanding, SSFQP owns 3,850,659 shares of Common Stock, 1,329,112 Warrants to purchase Common Stock, 1,250 shares of Preferred Stock convertible into 2,358,491 shares of Common Stock and a $367,842 Corporate Bond convertible into 368 Preferred Shares convertible into 7,356,840 Common Shares, or 23.5% of the shares outstanding, SSPE owns 1,300,086 shares of Common Stock, 452,873 Warrants to purchase Common Stock, 425 shares of Preferred Stock convertible into 801,887 shares of Common Stock and a $124,213 Corporate Bond convertible into 124 Preferred Shares convertible into 2,484,260 Common Shares, or 9.0% of the outstanding shares. Technology owns 124,922 shares of Common Stock, 51,646 Warrants to purchase Common Stock, 50 shares of Preferred Stock convertible into 94,340 shares of Common Stock and a $13,110 Corporate Bond convertible into 13 Preferred Shares convertible into 262,200 Common Shares, or 1.0% of the shares outstanding and Tech2 686,849 shares of common stock, 258,364 Warrants to purchase Common Stock,250 shares of Preferred Stock convertible into 471,698 shares of Common Stock and a $68,727 Corporate Bond convertible into 69 Preferred Shares convertible into 1,374,540 Common Shares or 5.1% of the shares outstanding. Messrs. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of Common Stock owned by each of the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 7,632,637 shares of Common Stock, 2,653,621 Warrants to purchase common shares, 2,500 preferred shares convertible into 4,716,981 common shares and a $722,064 Corporate Bond convertible into 722 Preferred Shares convertible into 14,441,280 Common Shares, or 39.7% of the outstanding shares.

	The following table reflects the dispositions by each of the Funds during the sixty days preceding the event that required the filing of this form, other than such transactions which have already been reported form 13D filed on April 10, 2008, Accession number 0001044321-08-000150. (Each of which were effected in ordinary broker transactions):
A.  Special Situations Cayman Fund, L.P.

Date
Quantity
Average Price

(Purchases)









Date
Quantity
Average Price

(Sales)

During April 2008
267,124
$.10
B.  Special Situations Private Equity Fund, L.P.

Date
Quantity
Average Price

(Purchases)









Date

Quantity

Average Price

(Sales)

During April 2008
260,789
$.10

C.  Special Situations Fund III, L.P.

Date
Quantity
Average Price

(Purchases)








Date

Quantity

Average Price

(Sales)

During April 2008
67,893
$.10
D.  Special Situations Technology Fund, L.P.

Date
Quantity
Average Price

(Purchases)








Date

Quantity

Average Price

(Sales)

During April 2008
25,057
$.10
E.  Special Situations Technology Fund II, L.P.

Date
Quantity
Average Price

(Purchases)








Date

Quantity

Average Price

(Sales)

During April 2008
137,774
$.10

F.  Special Situations Fund III QP, L.P.

Date
Quantity
Average Price

(Purchases)








Date

Quantity

Average Price

(Sales)

During April 2008
802,463
$.10








On April 16, 2008 the Funds purchased Subordinated Convertible Promissory Notes (?Notes?), pursuant to the March 17, 2008 Purchase Agreement. Such Notes are convertible upon the completion of a ?Qualifying Investment? (as such term is defined in the Note) or on May 16, 2008. Each Note is convertible into Preferred Shares (P.S.), at a rate equal to 1 share of P.S. for each $1,000 of outstanding principal. Such P.S. is then convertible into common stock, by using the cost basis of $1,000 per share and the conversion price of $.05.

In the event of a Qualifying Investment, the Notes will also convert into such number of Warrants equal to the original principal amount of the Note divided by $.05 in addition to converting into Preferred Shares (P.S.) at the same terms as above. The principal amount of each Note is indicated below:

Special Situations Cayman Fund L.P. - $125,881
Special Situations Private Equity Fund, L.P. - $124,213
Special Situations Fund III, L.P. - $22,291
Special Situations Technology Fund, L.P. - $13,110
Special Situations Technology Fund II, L.P. - $68,727
Special Situations Fund III QP, L.P. - $367,842

Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and Greenhouse and any other individual or entity.



Item 7.	Material to be Filed as Exhibits.

Joint Filing Agreement.




























Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 12, 2008



/s/_Austin W. Marxe
    Austin W. Marxe



       /s/_David M. Greenhouse
       David M. Greenhouse






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


JOINT FILING AGREEMENT


Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13D to which this agreement is attached is filed on behalf of each of them.



/s/_Austin W. Marxe
Austin W. Marxe



/s/_David M. Greenhouse
David M. Greenhouse






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